Exhibit 12

Genworth Life and Annuity Insurance Company

Statement Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2005	2004	2003	2002	2001
Net earnings from continuing operations before income taxes and accounting changes	$54.8	$55.4	$16.6	$158.7	$199.7
Fixed charges:
Interest expense	0.2	0.1	0.1	0.1	2.2
Interest portion of rental expense	1.1	0.5	1.0	1.0	1.8
Interest credited to investment contractholders	269.1	291.2	410.6	462.1	533.8

Total fixed charges	270.4	291.8	411.7	463.2	537.8

Earnings available for fixed charges (including interest credited to investment contractholders)	$325.2	$347.2	$428.3	$621.9	$737.5

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$56.1	$56.0	$17.7	$159.8	$203.7

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	1.20	1.19	1.04	1.34	1.37
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	43.15	93.33	16.09	145.27	50.93